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                                                                         ANNEX B

                   [DONALDSON, LUFKIN & JENRETTE LETTERHEAD]

                               December 14, 1998

Board of Directors
The Petersen Companies, Inc.
6420 Wilshire Boulevard
Los Angeles, CA 90048

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the holders of Class A Common Stock (as defined below), other than the stockholders who are affiliates (the "Public Stockholders"), of The Petersen Companies, Inc. (the "Company") of the consideration to be received by such holders of Class A Common Stock pursuant to the terms of the Agreement and Plan of Merger, dated as of December 15, 1998 (the "Agreement"), among the Company, EMAP, plc ("EMAP") and EMAP Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of EMAP, pursuant to which Merger Sub will be merged (the "Merger") with and into the Company.

     Pursuant to the Agreement, EMAP and Merger Sub will commence a tender offer (the "Tender Offer") for all issued and outstanding shares of the Class A Common Stock, par value $0.01 per share ("Class A Common Stock") of the Company and Class B Common Stock, par value $0.01 per share ("Class B Common Stock") of the Company, in each case at a price of $34.00 per share. The Tender Offer is to be followed by the Merger in which the shares of all shareholders who did not tender in the Tender Offer would be converted into the right to receive the same consideration as offered in the Tender Offer.

     In arriving at our opinion, we have reviewed the draft dated December 11, 1998 of the Agreement and the exhibits thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with the Company's management. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning January 1, 1998 and ending December 31, 2003 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Class A Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed

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with the Merger. Our opinion does not constitute a recommendation to any stockholder as to whether to tender in the Tender Offer or how to vote on the proposed Merger.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services. DLJ co-lead managed the Company's $140 million initial public offering in October 1997.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the Public Stockholders of the Company pursuant to the Agreement is fair to such holders of Class A Common Stock from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By: /s/ PETER B. POND

                                            ------------------------------------
                                            Peter B. Pond
                                            Managing Director

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